Mail Stop 3720

March 15, 2007

Mr. Jerry Dix
Chief Executive Officer
5G Wireless Communications, Inc.
4136 Del Rey Avenue
Marina del Rey, California 90292

> **Re: 5G Wireless Communications, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **File No. 000-30448**
> **Filed April 7, 2006**

Dear Mr. Dix:

We issued comments applicable to the above captioned filing on August 31, 2006 in connection with our review of your Form SB-2 filed on August 8, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 29, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 29, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You will find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Andrew Mew, Senior Staff Accountant, at 202-551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Larry Spirgel
Assistant Director